UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
 SCHEDULE 13D
 Under the Securities Exchange Act of 1934
Amendment No. 1
Ambassadors International, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
023178106
(CUSIP Number)
Wayne Heller
P.O. Box 470473
Celebration, FL 34747
407-566-0818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).










CUSIP NO.:  023178106
1     NAMES OF REPORTING PERSONS

      Wayne Heller
------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                             (b)   |_|

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                |_|

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ---------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      158,363
REPORTING           ---------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          158,363
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      158,363
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               |_|

-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------






































CUSIP NO.:  023178106
1     NAMES OF REPORTING PERSONS

      Judy Heller
-----------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                             (b)   |_|

-----------------------------------------------------------------------------
3     SEC USE ONLY


-----------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
-----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
-----------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ---------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      158,363
REPORTING           ---------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          158,363
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      158,363
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               |_|

-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------











































The following constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the "Commission") on January 14, 2011
(the "Schedule 13D"). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons belief that the Common Stock covered by this statement, when purchased, represented an attractive investment opportunity. The Reporting Persons have considered, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase of additional shares desirable, increasing their position in the Company through, among other things, the purchase of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons ownership of the Common Stock is less than five percent (5%) of the outstanding Common Stock.

Item 5. Interest in Securities of the Issuer.
(a) Based upon the Company's Quarterly Report on Form 10-Q, there were 3,321,284 shares of Common Stock outstanding as of November 5, 2010.
As of the date hereof, the Reporting Persons beneficially own 158,363 shares of the common Stock, or 4.7% of the Company's outstanding Common Stock.

Exhibit A   Transactions in the Company's securities by the Reporting
            Persons in the sixty days prior to the obligation to file this statement on Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Wayne Heller

                                    By:    /s/ Wayne Heller
                                          ------------------------------------
                                    Name:  Wayne Heller




Dated:  January 19, 2011

[Signature Page to Schedule 13D - Ambassadors International, Inc.]

EXHIBIT A

TRANSASCTIONS IN THE COMPANY'S SECURITIES

Date		Action	Shares	Price

11/22/2010	Bought	3,000	1.750
11/23/2010	Bought	500	1.782
11/23/2010	Bought	184	1.750
11/23/2010	Bought	1,000	1.780
11/24/2010	Bought	138	1.740
11/24/2010	Bought	1,000	1.750
11/26/2010	Bought	1,000	1.694
11/26/2010	Bought	1,000	1.694
11/26/2010	Bought	1,188	1.700
11/29/2010	Bought	3,000	1.694
11/29/2010	Bought	1,000	1.697
11/30/2010	Bought	3,000	1.842
12/02/2010	Bought	3,000	1.638
12/03/2010	Bought	3,000	1.698
12/06/2010	Bought	3,000	1.594
12/06/2010	Bought	3,000	1.600
12/06/2010	Bought	1,000	1.635
12/06/2010	Bought	2,000	1.637
12/07/2010	Bought	1,000	1.684
12/07/2010	Bought	3,000	1.694
12/08/2010	Bought	1,000	1.710
12/08/2010	Bought	1,000	1.685
12/08/2010	Bought	199	1.650
12/08/2010	Bought	1,000	1.759
12/13/2010	Bought	5,000	1.688
12/14/2010	Bought	5,000	1.844
12/14/2010	Bought	5,000	1.877
12/15/2010	Bought	5,000	2.008
12/20/2010	Bought	3,000	2.119
12/22/2010	Bought	1,000	1.849
12/23/2010	Bought	3,000	1.850
12/23/2010	Bought	3,000	1.847
12/27/2010	Bought	3,000	1.650
12/27/2010	Bought	585	1.660
12/28/2010	Bought	1,000	1.779
12/28/2010	Bought	1,000	1.772
12/29/2010	Bought	1,000	1.750
12/30/2010	Bought	1,000	1.699
12/30/2010	Bought	500	1.690
12/31/2010	Bought	100	1.640
12/31/2010	Bought	9,900	1.648
12/31/2010	Bought	8,300	1.650
12/31/2010	Bought	500	1.688
12/31/2010	Bought	10,000	1.650
01/04/2011	Bought	65,453	1.588
01/04/2011	Bought	24,510	1.600
01/05/2011	Bought	38,304	1.599
01/07/2011	Sold	-2,553	1.741
01/07/2011	Sold	-500	1.650
01/07/2011	Sold	-2,553	1.741
01/07/2011	Sold	-500	1.650
01/18/2011	Sold	-3,000	1.620
01/18/2011	Sold	-1,000	1.584
01/18/2011	Sold	-3,000	1.602
01/18/2011	Sold	-3,100	1.529
01/18/2011	Sold	-2,000	1.622
01/18/2011	Sold	-869	1.620
01/18/2011	Sold	-200	1.600
01/18/2011	Sold	-3,000	1.502
01/18/2011	Sold	-3,000	1.501
01/18/2011	Sold	-10,000	1.373
01/19/2011	Sold	-6,500	1.636
01/19/2011	Sold	-3,500	1.523
01/19/2011	Sold	-10,000	1.423
01/19/2011	Sold	-3,000	1.540
01/19/2011	Sold	-10,000	1.405
01/19/2011	Sold	-10,000	1.409
01/19/2011	Sold	-10,000	1.415
01/19/2011	Sold	-10,000	1.400
01/19/2011	Sold	-10,000	1.380
01/19/2011	Sold	-10,000	1.378
01/19/2011	Sold	-14,599	1.589
01/19/2011	Sold	-3,000	1.646